Exhibit 99.1

DigiAsia Bios Investor Presentation

Disclaimer This presentation (together with oral statements made in connection herewith, this “Presentation”) is provided for informational purposes only . This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful . This Presentation has been prepared to assist interested parties in making their own evaluation with respect to aDigiAsia Corp . (DigiAsia or the "Company") and its securities and for no other purpose . Nothing herein should be construed as legal, financial, tax or other advice . You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein . The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs . No Offer or Solicitation This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . Any offering of securities (the “Securities”) will not be registered under the Securities Act of 1933 , as amended (the “Securities Act”), and will be offered as a private placement in reliance on exemptions from the registration requirements of the Securities Act and other applicable laws . Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act . Investors should consult with their counsel as to the applicable requirements for a purchaser to avail themselves of any exemption under the Securities Act . The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued . Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time . DigiAsia is not making an offer of the Securities in any jurisdiction where the offer is not permitted . NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE . ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE . Industry and Market Data This Presentation relies on and refers to information and statistics regarding the markets in which DigiAsia competes and other industry data . This information and statistics were obtained from third - party sources, including reports by market research firms . Although DigiAsia believes these sources to be reliable, It has not independently verified the information and does not guarantee its accuracy and completeness . This Presentation contains preliminary information only, is subject to change at any time and is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with DigiAsia . Viewers of this Presentation should each make their own evaluation of DigiAsia and of the relevance and adequacy of the information and should make such other investigations as they deem necessary . Trademarks and Trade Names DigiAsia owns and has rights to various trademarks, service marks and trade names that it uses in connection with the operation of its business . This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to and does not imply a relationship with DigiAsia , or an endorsement or sponsorship by or of DigiAsia . Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that DigiAsia will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks and trade names .

Forward - Looking Statements This Presentation includes “forward - looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by the use of words such as “estimate,” “plan,” “project”, “forecast”, “intend,” “expect”, “anticipate,” “believe,” “seek,” “may,” “will,” “continue,”, “should,” “would,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share . These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of DigiAsia’s management and are not predictions of actual performance . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and will differ from assumptions . Many actual events and circumstances are beyond the control of DigiAsia . These forward - looking statements are subject to a number of risks and uncertainties, including the possibility that the expected growth of DigiAsia’s business will not be realized, or will not be realized within the expected time period, due to, among other things : DigiAsia’s goals and strategies, future acquisitions or business development, financial condition and results of operations ; DigiAsia’s ability to attract and retain hosts and guests ; DigiAsia’s ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting DigiAsia’s expenses ; DigiAsia’s ability to grow and expand into new markets ; the effects of increased competition in DigiAsia’s markets and the ability to address those trends and developments ; DigiAsia’s ability to attract, train and retain key qualified personnel ; the impact of the COVID - 19 pandemic on DigiAsia’s business, results of operations and financial condition ; the impact of the COVID - 19 pandemic on the global economy ; and regulatory developments in foreign countries . Forward - looking statements are also subject to additional risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions ; risks relating to the uncertainty of the projected financial information with respect to DigiAsia ; risks related to the rollout of DigiAsia’s business and the timing of expected business milestones ; the effects of competition on DigiAsia’s business ; and those factors discussed in DigiAsia's Form 20 - F filed with the SEC on April 8 , 2024 under the heading "Risk Factors" and other documents of DigiAsia filed with the SEC . If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements . There may be additional risks that DigiAsia presently doesn’t know and DigiAsia currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . In addition, forward - looking statements reflects DigiAsia’s expectations, plans or forecasts of future events and views as of the date of this Presentation . DigiAsia anticipates that subsequent events and developments will cause DigiAsia’ assessments to change . However, while DigiAsia may elect to update these forward - looking statements at some point in the future, DigiAsia specifically disclaims any obligation to do so . These forward - looking statements should not be relied upon as representing DigiAsia’s assessments as of any date subsequent to the date of this Presentation . Accordingly, undue reliance should not be placed upon the forward - looking statements . Use of Projections This Presentation contains projected financial information with respect to DigiAsia . Such projected financial information constitutes forward - looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information . See the “Forward - Looking Statements” paragraph above . Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such information (DigiAsia did not express) will be achieved . DigiAsia’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation . Certain of the measures included in the Initial Projections are non - GAAP financial measures, namely EBITDA . Non - GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U . S . GAAP, and non - GAAP financial measures as used by DigiAsia may not be comparable to similarly titled amounts used by other companies . These non - GAAP measures are uncertain and depend on various factors that cannot be reliably predicted and so reconciliations for projections of non - GAAP financial measures have not been provided . Disclaimer

DigiAsia

Building a **AI-powered Embedded finance platform** for emerging markets in Southeast Asia, with a three-pronged strategy

FaaS
Fintech as a Service

- Offers B2B fintech platform to merchants, partners, and end customers for bill payments, supply chain payments, branchless banking solutions

WaaS
Wallet as a Service

- Offers wallets to customers for loyalty and transactions

BaaS
Banking as a Service

- Offers Pre-Paid cards
- Enables P2P lending
- Facilitate Remittances

Bill Payments

Supply Chain Payments

Branchless Banking

E-wallets

Pre-Paid Cards

Lending Marketplace

Remittances





4

$ 3.3bn+ GTV Annualized Run 1 Rate based on H1 2023 2% Implied Take Rate 1 H1 2023 $71 mm Revenue Annualized Run rate based on H1 2023 ~90% GTV CAGR 1 (2021 - 2024E) 960K Total Merchants 2 on platform 4.1 bn # of Transactions 3 processed for H1 2023 10 Lending 2 Partners 70+ Enterprise 2 Customer Key Numbers $100 mm Projected Revenue in FYE 2024 FaaS 6% 3% 92% WaaS BaaS Notes: GTV means Gross Transaction Value and is reported in IDR and converted to USD, and is not an audited figure. 1 . For FaaS and Remittance verticals only. 2. As of June 30, 2023. 3. # of API hits. 4. Graphs may not be proportionate 5 4 $ 1 . 4 mm EBITDA Annualized Run rate based on H 1 2023

1 Transaction overview 2 Partnerships 3 Market potential 4 Company overview 5 Financial overview

Leadership Team with Track Record Across Financial Services & Technology

Leadership Team



Prashant Gokarn
Co-Founder & Co-CEO DigiAsia.



Alexander Rusli
Co-Founder & Co-CEO DigiAsia



Subir Lohani
Chief Strategy Officer & CFO DigiAsia

Board Members



Prashant Gokarn
Co-Founder & Co-CEO DigiAsia.



Alexander Rusli
Co-Founder & Co-CEO DigiAsia



Bhargava Marepally
CEO, StoneBridge



Prabhu Antony
President & CFO, StoneBridge



Ken Sommer [1]
Board Member
Ex-CEO & CFO-Visa



Rudiantara
Board Member



Andreas Gregori [1]
Board Member

1. Independent Directors.

7

DigiAsia Investment Thesis

Explosive Growth

90% GTV CAGR

Digitizing SMEs offering diversified products or services

>50+% Gross Margins

Clear path to profitability:
- Breakeven in FY 2023
- Target Revenues of $100 mm for FY 2024
- Target EBITDA over $5 mm for FY 2024

Positive Economies of scale

Marquee Strategic Investors

mastercard

- $25 mm in Series B
- Collaboration across
  - QR Payments platform
  - Commercial Payments
  - Shariah products
- Launch of the first Prepaid Mastercard in Indonesia.

LEAPFROG INVESTMENTS

Leading Impact investment fund Leapfrog's strategic investment through operating entity Reliance Capital

Reliance INVESTMENT | PROTECTION | FINANCING

Reliance Capital relationship helps cross-sell to a 2 million strong customer base across Life, Health and General Insurance

Right Priced Enterprise Valuation

Most recent private benchmarking round valuation at $450 mm post money

Deep Moats

Licenses and Tech stack

Offline to online proprietary Infrastructure/ Ecosystem

Close to 960K merchants network

White label financial products for Banks

Embedded financial products easily integrated to partner's ecosystem

Exclusive Mastercard partnership in Indonesia

Outstanding Management



Alexander Rusli
Co-founder,Co-CEO

Experience: Indosat ooredoo, Northstar



Prashant Gokarn
Co-founder, Co-CEO

Experience: Indosat ooredoo, Reliance



Subir Lohani
Chief Strategy Officer, Interim CFO

Experience: RocketInternet, Barclays

DIGIASIA BIOS

8

1 Transaction overview 2 Partnerships 3 Market potential 4 Company overview 5 Financial overview

Indonesia: SEA's Largest Economy

World's **4th most** populated country of **280 million** people with a GDP of **$1.3tn**, and home to **17,500 islands**[1]

Southeast Asian Countries by GDP 2022

(Nominal GDP in $ bn)


Thailand
$495 bn
Singapore
$467 bn
Philippines
$404 bn
Laos
$16 bn
Vietnam
$409 bn
Cambodia
$30 bn
Malaysia
$406 bn
Indonesia
$1,319 bn
Myanmar
$59 bn
Brunei
$17 bn

16th Largest Economy in the world

~$4,798 GDP per capita

5.0% Projected Real GDP growth **2023**

84% Population under 54

Economic growth for Southeast Asia will be 4.7% in 2023

MSME[2] Sector in Indonesia

Responsible for 60% of GDP and employs 97% of the workforce

60 mm Micro and Ultra Micro businesses

3.5 mm **Warungs** - Corner Shops, Indonesia's retail backbone

Government plans to achieve 90% financial inclusion by 2024 via them

Digital Economy of Indonesia

$130 bn Indonesia's digital economy by 2025[3]

2X Digital economy growth compared to GDP

204 million Internet users

Source: *World Bank, IMF, e-conomy_sea_2022 report, Statista, IMF, Flourish - Digitizing the corner shop, EY Indonesia, https://www.aseanbriefing.com/news/asean-economic-outlook-2023/and PT Bank Raya Indonesia Financial Update Presentation.*

Notes*: 1. It encompasses 17,508 islands, only 6,000 of which are inhabited. 2. Means Micro Small and Medium Enterprises. 3. Excluding Digital Financial Sector.*

10

Total Addressable Market

$460+ bn [1]

Large TAM + Low penetration market

0.7%

penetration [2] today by DigiAsia

TAM for Individual Industry Vertical

Opportunity in the booming financial sector

$266 bn	$175 bn	$14 bn	$6.7 bn
Payments GTV	Funding Need for MSMEs	Remittance[3]	Pre-Paid Cards

Notes: *E-conomy_sea_2022 report, World Bank, and Research and Markets. GTV means Gross Transaction Values, and MSME means Micro Small and Medium Enterprises.*

1. *Total TAM represents the aggregation of the TAM for individual industry verticals.*
2. *% calculated as annualized run rate based on H1 2023 numbers divided by total TAM.*
3. *$10.0 bn for inbound remittances and approximately $4.6 bn for outbound remittances.*

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ASEAN, with an average financial exclusion level of 27.9% , remains under - penetrated and presents a significant financial inclusion opportunity Sources: ASEAN Sustainability and Financials – November 29 ᵗʰ , 2022, Morgan Stanley Research, Global Findex database 2021, World Bank Group, Statista, theconversation.com, FIS_The Gobal Payment Report. Notes: ASEAN means Association of Southeast Asian Nations ASEAN: Attractive Market For Financial Inclusion Players No of Unbanked Adults in millions 49% 52% 5% 13% 65% 68% MSME and retail loan penetration growth potential of at least 3 x by 2030 2% Credit Card Ownership 45% Use of cash in PoS Transactions 12% Only MSMEs have access to credit MSME loans as % of GDP 26% 48% 7% 10% 2% 28% 60% 40% 22% Retail loans as % of GDP Largest number of unbanked population Across ASEAN nations 10% 2% 19% Future growth drivers for Indonesia Limited access to financial services Supportive government policies 12

1 Transaction overview 2 Partnerships 3 Market potential 4 Company overview 5 Financial overview

Businesses in Indonesia face a four - fold challenge when accessing and integrating financial solutions Lack of experience to build FinTech - grade tech with compliance, standards & security requirements Difficult to acquire Offline - to - Online ecosystem Time & cost to connect to digital ecosystems Difficult & expensive to obtain a FinTech license Problem Companies (including traditional financial companies) need such services to build improved customer experiences 14

Product Solutions SME Merchants (FMCG, Building materials, Telco) Cooperatives & local banks State - owned enterprises Large corporates Industries Served FaaS WaaS BaaS 15

Product & Technology Stack Licenses Analytics Off - Line Touch Points (micro retail shops) FaaS,WaaS, BaaS Partner customers can have their branded or white - labelled fintech services or banking platforms, live and operational within weeks Company collects the relevant data and is in a position to monetize it through internal scores, credit ratings, and other revenue generating avenues Powerful network of 960k merchants Provide easy access to licenses for companies that need integration of payment in their ecosystem Creating a Strong Competitive Moat *Prepaid virtual and plastic cards expected to be launched in Q4 2023 under license from Bank Indonesia 16

Business Model

Changing model to cater to explosive growth


Past (FY 2022)
Current (FY 2023 (E))
Volume x Take rate
Remittance
Lending Platform
BaaS
Volume x Fixed Fee
E-Wallets
Payments
Branchless Banking
FaaS
99% Revenue Contribution[1]
Revenues $42.5 mm
<1%
<1%
BaaS
Volume x Take rate
Remittance
Lending Platform
Pre-Paid Cards[2]
WaaS
Subscription Fee
E-Wallets
FaaS
~99% Revenue Contribution[1]
Volume x Fixed Fee
Payments
Branchless Banking
Revenues $75mm
FaaS is the base through which High Margin, High Growth Products like WaaS and BaaS will be distributed
FaaS
WaaS
BaaS

Notes:

1. Includes some % of revenues from e-wallets business and other revenues.
2. Pre Paid cards to be launched in FY 2024.

17

Supply Chain Payments Building Blocks in place for significant Growth 18 Tech Belong to Digi Asia Stable Tech Bill Payments E - wallets Branchless Banking Lending Platform Remittances Pre - Paid Cards API Layer FaaS Products High Volume Low margins High Margins Growth Products Present Future Partner Technology In House Architecture Development Outsourced Ability to Handle High Transactions TECHNOLOGY The Base High Volume Low Margin Base Product FaaS is the base through which High Margin, High Growth Products like WaaS and BaaS will be distributed

While most fintech players in Indonesia serve banked customers/Type A, DigiAsia serves unbanked / underbanked / Type B customers and MSME Focusing on financial inclusion in Indonesia for the unbanked and underbanked 19 Digitize local and corporative banks to provide fintech services Enable MSMEs /non banking outlets to act as branchless banking points and provide fintech services Provide customer access to pre - paid cards in partnership with Mastercard to facilitate online payments Allow financial institutions to have a widest reach to consumers Provide SMSE access to lending services

1 Transaction overview 2 Partnerships 3 Market potential 4 Company overview 5 Financial overview

Lending Platforms Indonesian Bank Indonesian Bank Japanese Financial Services Company Indonesian Nation Health Insurance System Flagship carrier of Indonesia Government Bank FMCG distributor Cement manufacturing Companies West Java Provincial government Indonesian convenience store chains Electronic transactions solutions Provider Remittances Payments Key Partnerships Nahdlatul Ulama – World Largest Islamic Organization Coffee and Café Brand E - Money Supply Chains 21 Banking Platform Notes: Includes direct and indirect partners.

Strong and Growing Strategic Partnership with Mastercard

Pre investment

- DigiAsia won its first B2B fintech services implementation for the ASEAN Games in Indonesia

2018

- Partnered with Mastercard to enable Mastercard's QR payments platform for all non-Indonesia cardholders to access domestic QR payments
- Enabled end-to-end consumer and merchant applications for the **first cashless ASEAN Games** where 100% of the purchases were non-cash

Strategic investment

- Further development of DigiAsia's B2B2C and B2B2M business models, DigiAsia approached Mastercard for a strategic investment

2020

- Mastercard completed a **$25 mm** Series B investment
- Multiple future partnerships and collaborations agreed on post-investment

Future Partnerships

- **Commercial Payments**

Converting terms of payment (credit) offered between principals, distributors and merchants into a card product

- **Remittance**

Cross-border remittance collaboration with Transfast and Mastercard Send for bulk disbursements and real-time cross-border payments and transfers

- **Cards**

Enable and launch the first prepaid Mastercard in Indonesia, allowing for greater financial inclusion for the masses and unique use cases for corporate co-branded prepaid and G2C initiatives

- **Shariah Products**

Enable acceleration of Shariah digital financial solutions, which are currently under-penetrated in Indonesia

Notes: *ASEAN means Association of Southeast Asian Nations, B2B2C means Business to Business to Consumer, B2B2M means Business to Business to Merchant.*

22

Future Growth Drivers

Minority Acquisitions to Boost Products and Expansion

BANK INDEX

- Monetize customer/merchant floating balance stored in wallet
- Access to full range of banking products i.e. accounts, debit, credit, trade finance, etc.
- Full banking-as-a-service play possible combining DigiAsia and Bank Products matchmove

- Leading pre-paid card player in Indonesia, Thailand, Vietnam, Malaysia, etc.
- Joint collaboration to launch prepaid cards across Indonesia
- Provides path for regional expansion for DigiAsia with MatchMove partnership

Acceleration of SME Working Capital Solutions

DBS

- Partnered with DBS Bank–the largest bank in SEA–with **total assets of US$ 501 bn** to provide SME financing via DigiAsia's lending platform
- DigiAsia will provide integration and connectivity into supply chain ecosystems from its B2B2M partnerships and unique data insights to enhance access to credit for SME and MSMEs in Indonesia

International Expansion Pipeline

Vietnam
Two large banks for Banking-as-a-Service solution and partnerships to provide regulatory licenses for DigiAsia to launch
One leading SME and supply chain ecosystem

Thailand
One telecommunications player to enable wallet and cross-border remittance

Cambodia
One new bank to establish entire digital banking stack for go-to-market

Philippines
One global FMCG brand to enable supply chain digitization

23

Nation Wide Reach of Merchants 89% coverage across provinces in Indonesia Focus to increase sub 50% penetration density in Sumatra, Kalimantan, Sulawesi and Papua Notes: 1. Based on geographical spread. 24 1

1 Transaction overview 2 Partnerships 3 Market potential 4 Company overview 5 Financial overview

Margin expansion underway with increasing mix of new products at high margins

Volume ($mm)[1]



89% CAGR
788
2,103
4,012
5,306
2021
2022
2023 (E)
2024 (E)

Revenue and EBITDA ($mm)



Revenues
EBITDA
49% CAGR
30.7
42.5
74.6
100.7
(16)
(7)
1
5
2021
2022
2023 (E)
2024 (E)
FaaS
FaaS
FaaS
FaaS
92
13%
FaaS
5.6
78%
WaaS
2.7
49%
BaaS
Operating Margin for the vertical 2

WaaS

BaaS

Notes: Certain of the measures included in the Initial Projections are non-GAAP financial measures, namely EBITDA. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-GAAP financial measures as used by DigiAsia may not be comparable to similarly titled amounts used by other companies. These non-GAAP measures are uncertain and depend on various factors that cannot be reliably predicted and so reconciliations for projections of non-GAAP financial measures have not been provided.

1. Gross Transaction Value (unaudited) for FaaS and Remittance verticals only and are reported in IDR and converted to USD at the rate of USD 1 : 14200 IDR for FY 2021 and USD 1 : 14871 IDR for FY 2022 . 2. Operating Margin for the verticals calculated as revenues for the vertical less COGS and Sales & Marketing expense.

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95% 1,645 843 89% 5,306 4,012 2,103 788 GTV 1 76% 35.3 20.0 49% 100.7 74.6 42.5 30.7 Total Revenues 76% 17.7 10.0 52% 53.6 37.3 21.2 15.4 Gross Margin 2 50% 50% 53% 50% 50% 50% Gross Margin % 0.7 (2.5) 5 1 (7) (16) Total EBITDA 3 2% n.m. 5% 1% n.m. n.m. EBITDA Margin % (in $mn ) 2021 2022 2023 (E) 2024 (E) 2021 - 24 CAGR (%) H1 2022 H1 2023 % Growth Historical and Projected Financials 27 Notes : 1 . GTV (Unaudited) for FaaS and Remittance verticals only and are reported in IDR and converted to USD at the rate of USD 1 : 14200 IDR for FY 2021 and USD 1 : 14871 IDR for FY 2022 . 2 . Gross Margins presented not as per GAAP basis 3 . Certain of the measures included in the Initial Projections are non - GAAP financial measures, namely EBITDA . Non - GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U . S . GAAP, and non - GAAP financial measures as used by DigiAsia may not be comparable to similarly titled amounts used by other companies . These non - GAAP measures are uncertain and depend on various factors that cannot be reliably predicted and so reconciliations for projections of non - GAAP financial measures have not been provided .

Leader in embedded Fintech & Banking in Indonesia High margin products such as WaaS and Pre - paid cards (under BaaS) being rolled out on the FaaS infrastructure Large enterprise client base with profitable economics Strong base of merchant payment infrastructure with a nation wide network of 960 K merchants Investment Highlights Clear path to profitability 28 Access to US public capital markets will make it a highly attractive player for consolidation in local fintech market

Risk Factors Introduction I n evaluating DigiAsia and its securities, you should carefully read the registration statement on Form F - 4 filed by StoneBridge Acquisition Corporation : ("StoneBridge" subsequently renamed DigiAsia Corp . ) the proxy statement/prospectus contained therein) and any other relevant documents filed with the SEC, and especially consider the factors discussed under the section entitled "Risk Factors" in the proxy statement/prospectus and under similar headings in other relevant documents filed with the SEC . Such risks include, but are not limited to the following : Risk Factor Summary The business and financial condition of PubCo subsequent to the Closing are subject to numerous risks and uncertainties, including those highlighted in the section title “Risk Factors . ” The occurrence of one or more of the events or circumstances described below, alone or in combination with other events or circumstances, may adversely affect the business, cash flows, financial condition and results of operations subsequent to the Business Combination . Such risks include, but are not limited to, the following : DigiAsia has a limited operating history, a history of losses, anticipates increasing expenses in the future, and may not be able to achieve or maintain profitability in the foreseeable future ; The loss of operating revenues as a result of DigiAsia’s strategic partnership, significant key partners, API management platforms or large marquee B 2 B partners and customers, could adversely affect DigiAsia’s business ; DigiAsia’s success depends (and subsequent to the Business Combination, PubCo’s success will depend) on DigiAsia’s ability to develop products and services to address the rapidly evolving markets that DigiAsia serves, and if DigiAsia is not able to implement successful enhancements and new features for DigiAsia’s solutions, products and services, DigiAsia could lose customers or have trouble attracting new customers, and DigiAsia’s ability to grow may be limited ; Future revenue growth depends or will depend on DigiAsia’s ability to retain existing customers, attract new customers, and increase sales to both new and existing customers ; If DigiAsia is unable to renew enterprise customer contracts or to adjust certain contract components at favorable terms or DigiAsia loses a significant enterprise or marketplace customer, or if DigiAsia’s API merchant integration platform were to prevent DigiAsia’s customers or signed up merchants from using any of DigiAsia’s services from such marketplace, DigiAsia’s and PubCo’s results of operations and financial condition may be adversely affected ; While DigiAsia’s offerings are mostly white labelled, DigiAsia has established a strong brand and leadership position in the B 2 B fintech market with a trusted brand positioning, and failure to maintain and protect DigiAsia’s position and brand or any damage to DigiAsia’s reputation, or the reputation of DigiAsia’s partners, could adversely affect DigiAsia’s and PubCo’s business, financial condition or results of operations; The COVID - 19 pandemic or any other such comparable event could adversely affect DigiAsia’s business, results of operations and financial condition. The bulk of DigiAsia’s revenues comes from the supply chain ecosystem, consisting of “warungs” (corner shops) as well as master distributors of large brands within the telecommunication, fast - moving consumer goods, construction and other industry verticals, and if their supply chains are disrupted for any reason, such disruptions could adversely affect the growth prospects of DigiAsia; API - based revenues are the bulk of DigiAsia’s revenues currently, and while contracts are long term in nature, termination of such contract could impact DigiAsia’s business; DigiAsia is subject to various risks relating to the availability of capital for its working capital lending offerings through KreditPro, as well as risk of losses for its lending partners relating to its working capital offerings through their balance sheet exposure; Because DigiAsia relies on third parties to provide white - labeled or co - branded services and to manage API platforms, DigiAsia and PubCo could be adversely impacted if such third parties fail to fulfill their obligations or if DigiAsia’s arrangements with such third parties are terminated and suitable replacements cannot be found on commercially reasonable terms or at all; DigiAsia depends on counterparty financial institutions and payment service providers to support its operations . If one or more of DigiAsia’s counterparty financial institutions or payment service providers default on their financial or performance obligations to DigiAsia, change their business strategy or requirements, become subject to regulatory action, or fail, DigiAsia’s and PubCo’s results of operations and financial condition may be adversely affected ; DigiAsia and PubCo may fail to attract, motivate and retain key members of their management team or other experienced and capable employees ; DigiAsia and PubCo will require additional capital but may not be able to obtain such capital on favorable terms or at all ; • DigiAsia has limited business insurance coverage ; 29

Risk Factors The fintech market in Asia is developing, and the expansion of DigiAsia’s business depends on the continued growth of the various segments of the fintech industry, as well as increased availability, quality and usage of mobile devices and the Internet in Asia; DigiAsia participates in extremely competitive and continuously evolving markets; A significant change, material slowdown or complete disruption in international migration patterns could adversely affect DigiAsia’s B2B remittance business; DigiAsia conducts money transfer transactions through agents in some regions that are politically volatile or, in a limited number of cases, that are subject to certain United States Office of Foreign Assets Control restrictions; DigiAsia’s solutions and services may not function as intended due to errors in DigiAsia’s or DigiAsia’s third - party providers’ software, hardware, systems, product defects, or due to security breaches or human error in administering these systems, which could materially and adversely affect DigiAsia’s business; DigiAsia’s operations are dependent on its in - house developed and external technology platforms and comprehensive ecosystems, and any systems failures, interruptions, delays in service, catastrophic events, and resulting interruptions in the availability of DigiAsia’s products or services could result in harm to DigiAsia’s business DigiAsia is subject to risks related to data privacy and data security; Failure to deal effectively with fraud, fictitious transactions, failed transactions or negative customer experiences would increase DigiAsia’s loss rate and harm its business, and could severely diminish merchant, partner and user confidence in and use of DigiAsia’s services; DigiAsia’s risk management system may not be adequate or effective in all respects; DigiAsia may not be successful in managing rapid change and significant growth in its business; As a player in the fintech industry in Indonesia, DigiAsia is subject to extensive government regulations and oversight, that governs money, banking, credit and lending businesses, particularly delivered over a technology platform; DigiAsia may fail to obtain, maintain or renew requisite licenses and approvals; Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect DigiAsia; DigiAsia is subject to anti - money laundering laws and regulations; DigiAsia is subject to geopolitical risks; You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited; DigiAsia is a holding company and does not have any material assets other than its interests in its majority - owned entities, controlled entities (including variable interest entities for which DigiAsia is the primary beneficiary) and corporate joint ventures, and any change in DigiAsia’s ability to repatriate dividends or other payments from its majority - owned entities, controlled entities and corporate joint ventures, could materially adversely affect DigiAsia ; While DigiAsia has effective control over all of its operating entities in Indonesia, it does not currently have beneficial ownership interest in the equity shares of those operating entities ; 30

Risks Related to Information Technology, Intellectual Property, Data Security and Data Privacy : Any major disruption or failure of our information technology systems, or our failure to successfully implement new technology effectively, could adversely affect our business and results of operations or the effectiveness of internal controls over financial reporting . We are subject to stringent and changing laws, regulations, and standards, and contractual obligations related to privacy and data security . The actual or perceived failure to comply with applicable data protection, privacy, and security laws, regulations, standards, and other requirements could adversely affect our business, results of operations, and financial condition . Breaches and other types of security incidents of our networks or systems, or those of our third - party service providers, could negatively impact our ability to conduct our business, our brand and reputation, and our ability to retain existing hosts and guests and attract new hosts and guests, and may cause us to incur significant liabilities and adversely affect our business, results of operations, financial condition, and future prospects . The successful operation of our business depends upon the performance and reliability of internet, mobile, and other infrastructures that are not under our control . We rely on mobile operating systems and app marketplaces to make our app available to hosts and guests, and if we do not effectively operate with or receive favorable placements within such app marketplaces and maintain high user reviews, our usage or brand recognition could decline and our business, financial results, and results of operations could be adversely affected . We currently rely, and may in the future rely, on a small number of third - party service providers to host and deliver a significant portion of our offering, and any interruptions or delays in services from these third parties could impair the delivery of our services and adversely affect our business . Our platform is highly complex, and any undetected errors could materially adversely affect our business, results of operations, and financial condition . Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets . We may be subject to claims that we violated the intellectual property rights of others, which are extremely costly to defend and could require us to pay significant damages, limit our ability to operate, or both . Risks Related to Other Legal, Regulatory and Tax Matters Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or other monetary payments or limit our ability to operate our business . We are subject to anti - corruption, anti - bribery, anti - money laundering, and economic sanctions laws and regulations, and non - compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations . The insurance coverage and other elements of protection plans afforded to hosts and guests may be inadequate, which could adversely affect our business, results of operations, and financial condition. We could be required to collect additional sales taxes or be subject to other indirect tax liabilities in various jurisdictions which could adversely affect our results of operations. Changes in global tax laws could increase our worldwide tax rate and could have an adverse effect on our business, cash flow, results of operations, or financial conditions. Uncertainty in the application of taxes to our hosts, guests, or platform could increase our tax liabilities and may discourage hosts and guests from conducting business on our platform. We may have exposure to greater than anticipated tax liabilities. General Risk Factors We will incur significant expenses as a result of being a public company, which could materially adversely affect our business, results of operation, and financial condition. Failure to establish and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes - Oxley Act could have a material adverse effect on our business and stock price. The failure to successfully implement and maintain accounting systems could materially adversely impact our business, results of operation, and financial condition. Our results of operations and financial condition could be materially adversely affected by changes in accounting principles. The estimates of market opportunity and forecasts of market growth included in this presentation may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all. Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock. Risk Factors 31